Exhibit 99.2

YATRA ANNOUNCES PRICING OF PUBLIC OFFERING OF ORDINARY SHARES

New York and Gurgaon, India, June 22, 2018 — Yatra Online, Inc. (“Yatra”) (NASDAQ: YTRA), one of India’s leading online travel companies, today announced that it has priced its previously announced underwritten follow-on offering of 9,000,000 of its ordinary shares at a public offering price of $5.50 per share. In addition, Yatra has granted the underwriters a 30-day option to purchase up to 1,350,000 additional ordinary shares at the public offering price less the underwriting discounts and commissions. The offering is expected to close on or about June 26, 2018, subject to customary closing conditions.

Yatra anticipates the gross proceeds from the offering will be approximately $50.0 million, (or approximately $57.0 million if the underwriters exercise their option to purchase additional ordinary shares in full). Yatra intends to use the net proceeds from this offering for general corporate and business purposes.

Citigroup and Jefferies are acting as joint book-running managers for the offering.

A shelf registration statement on Form F-3 (File No. 333-224661) relating to the public offering of the ordinary shares described above has been previously filed with, and declared effective by, the U.S. Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to the offering was filed with the SEC on June 21, 2018 and is available on the SEC’s website at www.sec.gov. When available, copies of the preliminary prospectus supplement and the final prospectus supplement may also be obtained from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; or Jefferies LLC, Attention Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Yatra Online, Inc.

Yatra is the second largest online travel agent company in India. Based in Gurugram, India, Yatra is a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” Yatra provides information, pricing, availability and booking facility for domestic and international air travel, domestic and international hotel bookings, packages, buses, trains, in-city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading consolidator of accommodation options, Yatra provides real-time bookings for more than 92,000 hotels and homestays in India and over 800,000+ hotels around the world. Through its website, www.yatra.com, its mobile application and its other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding the proposed public offering.  These forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such forward-looking statements are inherently subject to risks, uncertainties and assumptions about Yatra and its subsidiaries, including risks related to the following: the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Yatra’s shares, Yatra’s ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to Yatra; Yatra’s reliance on its relationships with travel suppliers and strategic alliances, Yatra’s ability to further increase its brand recognition to obtain new business partners and consumers, Yatra’s ability to compete against new and existing competitors, Yatra’s ability to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, Yatra’s ability to successfully develop its corporate travel business, risks associated with any damage to or failure of Yatra’s infrastructure and technology, loss of services of Yatra’s key executives, and inflation in India and in other countries. These and other factors are discussed in Yatra’s reports filed with the U.S. Securities and Exchange Commission. All information provided in this press release is provided as of the date of issuance of this press release, and Yatra undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com